Subsidiaries of Registrant

Name	Place of Incorporation
Atlantis Limited Company	Russia
Argelink SA	Argentina
Casino Amusement Technology Supplies Limited	England and Wales
Octavian International (Europe) Limited	England and Wales
Octavian International (Latin America) Limited	England and Wales
Octavian International Limited	England and Wales
Octavian Latin America SA	Colombia
Octavian SPb Limited Partnership	Russia
Octavian Ukraine Subsidiary Enterprise	Ukraine